Exhibit 21

Subsidiaries of the Registrant

Significant Subsidiary	Jurisdiction of Incorporation	Percentage Owned

Meredith Brasil Holdings LTDA	Brazil	100%

KPHO Broadcasting Corporation	Arizona	100%

Allrecipes.com, Inc.	Washington	100%

Meredith Funding Corporation	Delaware	100%

KPTV-KPDX Broadcasting Corporation	Oregon	100%

All other subsidiaries of the Company, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary.